mwe.com Eyal Peled Attorney at Law epeled@mwe.com +1 212 547 5477

April 15, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mindy Hooker
Martin James
Jennifer Angelini
Jay Ingram

Re:	Actelis Networks, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted March 31, 2022
CIK No. 0001141284

Dear Mr. Angelini:

On behalf of Actelis Networks, Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated April 13, 2022, relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (CIK No. 0001141284) submitted by the Company on March 31, 2022.

Concurrent with the submission of this letter, the Company is filing via EDGAR the Company’s Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Registration Statement.

Registration Statement on Form S-1

Prospectus Summary, page 1

1.	We note your revisions to page 10 regarding which shares are deemed to be included or excluded for purposes of the prospectus. Please further revise to address all expected or potential changes to your share capital, for instance redemption of non-voting common stock and share issuances under the Migdalor loan option. Please also revise the analogous lists within the Capitalization and Dilution sections to reconcile the apparent inconsistencies with each other and with the list on page 10, or consider deleting these lists as duplicative.

Response: In response to the Staff’s comment, the Company revised its disclosure on pages 10, 38 and 39.

Summary Consolidated Financial Data, page 11

2.	Please remove footnote (2) on the line item Redeemable convertible Preferred Shares in the balance sheet data, or provide the footnote information you intended.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 11.

Risk Factors

We are currently operating in a period of economic uncertainty . . . . , page 19

3.	Please tailor this risk factor to relate specifically to your company and operations. In this regard, we note references to mining equipment and cryptocurrency mining which appear to be extraneous.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 19.

Dilution, page 40

4.	Please explain to us how you determined that your tangible net book value per share is $.06 per share, given your total tangible assets less your total liabilities results in a negative amount. Tell us the share amount you are using in your determination of net tangible book value (deficit) per share as of December 31, 2021. Revise to show all negative amounts using parentheses.

Response: In response to the Staff’s comment, the Company respectfully notes that its tangible net book value is ($1,815,000). In order to calculate such value per share, the Company used the outstanding number of common shares of 94,244,226. The Company revised its disclosure on page 40.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Convertible Notes, Loans, and Warrant, page 47

5.	We note your revisions in response to prior comment eight. Please further revise your disclosure to clarify the conversion price, which currently appears to contemplate a variable discount and/or variable offering price. Clearly state, if true, that the discount depends on the date when notes were issued to holders under the CLA, and provide the maximum discount as a percentage of the initial public offering price.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 47.

6.	We note your revisions in response to prior comment nine. Please further revise to disclose the number of shares that would be issuable upon Migdalor’s exercise of the purchase option or the cashless conversion option, using the midpoint of the initial offering price range. Please also revise your disclosure on page 10 to specifically address the treatment of these shares throughout the prospectus, per comment one.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 48.

7.	We note your revisions in response to prior comment ten. Please disclose the exercise price and other material terms governing the underwriter’s private placement warrant, here or in the Underwriting section.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 48.

Management, page 68

8.	Section 11 of the stockholders agreement submitted as Exhibit 10.1 appears to contain provisions regarding the nomination and election of your board of directors. Please revise your disclosure to describe briefly the arrangement or understanding relating to the selection of each director, pursuant to Item 401(a) of Regulation S-K.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 71.

Description of Securities

Stockholders Agreement, page 86

9.

Your disclosure appears to indicate that the registration rights under the stockholders agreement will not terminate upon the closing of this offering, notwithstanding that Section 13 thereof provides “This Agreement shall terminate immediately following the earlier to occur of the closing of a Qualified IPO . . . .” Please advise how Section 4 (relating to registration rights) is deemed to survive termination, given the apparent lack of a survivability clause, or revise your disclosure accordingly. We further note that Schedule A of the stockholders agreement contains no information for holders of non-voting common stock; please revise or advise.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 87.

Sincerely,

/s/ Eyal Peled
Eyal Peled

cc: Tuvia Barlev, Chief Executive Officer

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